UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Ka Chun Gordon Li
General Manager
OneConstruction Group Ltd
Unit 11, 5/F, Tower 1, Harbour Centre
1 Hok Cheung Street
Hunghum, Kowloon, Hong Kong

Re: OneConstruction Group Ltd
Form 20-F for the Fiscal Year Ended March 31, 2025
Response dated March 10, 2026
File No. 001-42457

Dear Ka Chun Gordon Li:

We have reviewed your March 10, 2026 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2026 letter.

Form 20-F for the Fiscal Year Ended March 31, 2025

Notes to Consolidated Financial Statements
3. Concentration of Risks, page F-12

1. We note your response to comment 2. Please tell us what consideration you have given to disclosing information about your past due accounts receivables. Reference is made to the guidance outlined in paragraphs 326-20-55-37 through 40 of the Financial Accounting Standards Codification.

Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction